UNITED TRAFFIC SYSTEM INC.
                            808-27 ALEXANDER STREET,
                           VANCOUVER, BRITISH COLUMBIA
                                     V6A 1B2
                               PHONE: 604.230.4930
                                FAX: 604.682.0903

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UNITED STATES SECURITIES COMMISSION
WASHINGTON DC
20549-7010
USA                                     MARCH 20TH.  2007
ATTENTION: MS. LILY DANG


Division of Corporation Finance-Mail Stop 7010
----------------------------------------------
202-551-3867 Tel
202 772-9368 Fax

                         RE: UNITED TRAFFIC SYSTEM INC.
                 FORM 20F FOR FISCAL YEAR ENDED DECEMBER 31 2005
                               FILED JUNE 30. 2006
                               FILE NO. 333-102931

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Dear Ms. Dang:

Firstly, we would like to thank you for your patience and assistance in our response to your questions.

We are amending our letter of November 16th 2006 to add further information as we discussed and have responded to your questions using the same reference numbers and headings:

FORM 20F FOR THE FISCAL YEAR ENDED DECEMBER 31 2005
ITEM 3   KEY INFORMATION

A.   Selected Financial Data
----------------------------

1 - QUESTION
We note you disclose that your selected financial data for the period ended December 31, 2002 was commented on by your former auditors. Please expand your disclosure to discuss what you mean by this statement. Send us your former auditors' comments.

UTS RESPONSE:
After speaking with Mr. Gordon Cummings (our present auditor), we learned that the term "former auditor's comment" meant that 'as audited by Smyth Ratcliffe' who was our former auditor. Smyth Ratcliffe was hired for our 2002 audited financial statements for December 31 2002. This was our first audit and covered a period of three months. The company was incorporated in October of 2002.

In 2003 the company moved auditors from Smyth Ratcliffe to Mr. Gordon Cummings of D & H Group LLP, Chartered Accountants, 10th Floor, 1333 West Broadway, Vancouver, British Columbia V6H 4C1 - phone: 604.731.5881. Unfortunately D & H Group have recently given us notice that they will be resigning from the position of our auditor as their company has recently introduced a new policy that they will cease to audit any OTC Bulletin Board companies effective spring 2007. We are in the process of returning to Smyth Radcliffe for our 2006 audit as we discussed on the phone a couple weeks ago.

2 - QUESTION
We note that you present selected financial data for period ended 2003, which appears to include amounts from inception October 23, 2002 to December 31, 2003. Please revise your presentation to show your fiscal 2002 and 2003 amounts in separate columns.

UTS RESPONSE
We apologize, this appears to be a typing error!

The Selected Financial Data should be amended as the following:

A.   SELECTED FINANCIAL DATA
The selected financial and other data set forth below should be read in conjunction with the audited financial statements of United Traffic System Inc. as of December 31, 2005, 2004, 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004, 2003 and 2002 are derived from the audited financial statements of the Company, which have been audited by D & H Group LLP, chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information
Years ended December 31, 2005, 2004, 2003 and from inception October 23, 2002 to December 31, 2002

                                                                     Period
                           Year ended    Year ended    Year ended     ended
                              2005          2004          2003        2002
Revenue                   $         -   $     4,957   $         -   $      -
                          ---------------------------------------------------
Operating expenses
  Seed potato crop costs            -       117,309       100,041          -
  General & admin             370,203     1,173,231       148,324     25,843
Write down on licenses              -        26,796             -          -
Impairment of office
equipment                       2,326             -             -          -
Impairment of laboratory
equipment                           -        36,830             -          -
                          ---------------------------------------------------

Net loss                     (372,529)   (1,349,209)     (248,365)   (25,843)
Other comprehensive
loss                           (2,358)      (53,445)      (22,563)       120
                          ---------------------------------------------------

Comprehensive loss        $  (374,887)  $(1,402,654)  $  (271,048)  $(25,723)
Weighted average
number of common
shares                     41,622,449    21,642,757    15,195,194    217,391
Basic and diluted loss
per common share          $     (0.01)  $     (0.06)  $     (0.02)  $  (0.02)

Item 10 - Additional Information
--------------------------------

A. SHARE CAPITAL
----------------
3  - QUESTION
We note you disclose that on February 12 2004, 6 million shares held by Inzi Display Co., Ltd. were cancelled. Expand your disclosure to discuss how you were legally able to cancel shares held by another party and why they were cancelled.

UTS RESPONSE
On May 27 2003 the company issued a total of 15,000,000 shares in return for funding from various investors. INZI undertook to invest funds into the company in return for UTS stock - however the money was never received from INZI and therefore UTS requested that the stock be immediately returned to its treasury. INZI returned the stock to the Company and their name was removed from the shareholders list.

Item 15. Controls and Procedures:
---------------------------------

4 - QUESTION
The disclosure provisions of Item 15(a) and (d) of Form 20-F require that you disclose your conclusion about effectiveness based on your evaluation of disclosure controls and procedures as of the end of the period covered by your annual report, rather than as of a date within 90 days of the filing date; and to discuss whether there were any changes in your internal control over financial reporting that occurred during the period covered by your annual report, rather than during the period subsequent to your evaluation date.

UTS RESPONSE
The Company realized Item 15(a) and (d) for Form 20-F requirement, the following paragraph will be disclosed on the amended Form 20-F:
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES: Based on the management's evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING: There was no change in the Company's internal control over financial reporting (as required by the Exchange
Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Principal Accountant Fees and Services:
------------------------------------------------

5. QUESTION
Please disclose your principal accountant fees and services for fiscal year 2005 to comply with the requirement of Form 20-F Item 16C

UTS RESPONSE
This appears to be a typing error. Please find the following in the amended Form 20-F.

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to UTS by UTS's independent principal accountant for fiscal years 2005 and 2004 (in US$'000):

                                      AS OF DECEMBER 31
                                   ---------------------
                                      2005       2004
                                   ---------------------
               Audit fees          $   10,317  $  22,000
               Audit-related fees           -      3,020
               Tax fees                     -          -
               All other fees               -          -
                                   ---------------------
               TOTAL               $   10,317  $  25,020
                                   =====================

Audit fees. This category consists of fees billed/billable for the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit.

Audit-related fees. Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees. During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. This category includes fees for tax compliance, tax planning, and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

All other fees. During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).This category primarily consist of fees advice on transfer price study and a review of the company's employee pension scheme.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee has adopted a policy requiring pre-approval by the committee of all services, audit and non-audit, to be provided by the Company's independent auditor. In accordance with that policy, the Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by the Company's principal accountant during the last two fiscal years have been approved by the Audit Committee.


FINANCIAL STATEMENTS
--------------------

GENERAL

6 - QUESTION
We note you disclose in Item 4.A - History and Development of the Company that you discontinued your seed potato and traffic control system businesses in third quarter of 2005. It appears that you will need to revise your financial statements presentations to reflect your seed potato and traffic control system businesses as discontinued operations to comply with the requirements of SFAS 144 paragraphs 41 through 44

UTS RESPONSE
------------
The Company considered the guidance in SFAS 144, paragraphs 41 to 44, in preparing its annual financial statements for the fiscal year ended December 31, 2005. UTS is of the understanding that this guidance would generally not apply when an entity has no substantial continuing operations.
UTScompletely shut down its seed potato business and traffic control business in the year of 2006. Weshall be reflectingthis change in our 2006 year 20F. Hopefully this will beacceptable to SEC.

OUR AUDITORS COMMENTS - MR. GORDON CUMMINGS OF D & H ON OUR INITIAL RESPONSE LETTER OF NOVEMBER 16
The Company considered the guidance in SFAS 144, paragraphs 41 to 44, in preparing its annual financial statements for the fiscal year ended December 31. 2005. UTS is of the understanding that this guidance would generally not apply when an entity has no substantial continuing operations. The Company understands that the objective of discontinued operations disclosure is to segregate the results of operations that have been discontinued from those that are of a continuing nature. The accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers" Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of this new pronouncement is not expected to have a material effect on the Company's financial position or results of operation.


STATEMENTS OF STOCKHOLDERS' EQUITY, PAGE 3
------------------------------------------

7 - QUESTION
We note that you disclose in Note 9 - Related Party Transactions on page 11 that in 2005 you issued 17.5 million common shares in settlement of $475,000. However, you show a value of $610,000 for the same transaction on your statements of stockholders' equity.

We also note that you report a $171,346 value of common stock issued for consulting services in 2005 in your statements of cash flow on page 4. However, the amount appears to be missing from your statements of stockholders' equity.

Please resolve these discrepancies. Additionally, please revise your statements of stockholders' equity to add a column for total amounts.

UTS RESPONSE
Note 6(a) has been revised to read: Penn Capital Canada Ltd., a corporation controlled by a director, receiving common shares valued at $ 610,000 to settle the amount due in the 2005 fiscal year. The difference between the fair value of the common shares issued of $ 610,000 and the amount due of $ 438,654, $ 171,346, was charged to consulting expense in 2005.

In Note 9, in the fourth paragraph, the reference to $ 475,000 has been changed to $ 438,654.

Note 2 - Summary of Significant Accounting Policies, page 5
-----------------------------------------------------------

Recent Accounting Pronouncements, page 7
----------------------------------------

8 - QUESTION
Please expand your disclosure to discuss the estimated impact that adoption of SFAS 123(R) will have on your financial statements, to imply with SAB Topic

UTS RESPONSE
The Company would likely not consider SFAS 123(R) to have material effect as no stock options have been issued through December 31, 2005.

The following paragraph has be amended on the Financial Statements:

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of this new pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

Note 7 - Common Stock, page 9
-----------------------------

9 - QUESTION
We note that you engaged in several non-cash transactions in which you issued common shares for services, debt settlements or equipment purchases. We further note you disclose that you record nominal values (e.g. $1) for several of these transactions as the fair value of goods and services and of stock issued are not readily determinable. Please revise your financial statements and disclosures to reflect your transactions at estimated fair values, based on the guidance in SFAS 123 paragraphs 8 to 10 and EITF 96-18

UTS RESPONSE
The Company considered the guidance in SFAS 123 and EITF 96-18 at the time these transactions were originally accounted for. However, it was very difficult for the Company to estimate fair market value of its stock as these transactions were entered into three months after its incorporation in October 2002 and there was no firm basis in which a value could be attached.

It was on this basis, the Company determined that the estimated fair value of the goods and services were nominal amounts and accounted for the transactions accordingly. The equipment the company purchased was used.

The Company was able to estimate the fair value of its common stock in respect of transactions that occurred in later periods and followed the guidance in SFAS 123 and EITF 96-18 in respect of these transactions also.

OUR AUDITORS COMMENTS - MR. GORDON CUMMINGS OF D & H ON OUR INITIAL RESPONSE LETTER OF NOVEMBER 16
The Company considered the guidance is SFAS 123 and EITF 96-18 at the time these transactions were originally accounted for. The Company entered into these transactions shortly after its incorporation but before it had a basis upon which to estimate the fair value of its common stock. Additionally, the Company was not able to furnish evidence of the estimated fair value of the equipment and services acquired that was satisfactory to the Company's auditor at the time these transactions were entered into. On that basis, the Company determined that the estimated fair value of the transactions were nominal amounts and accounted for the transactions accordingly. The Company was able to estimate the fair value of its common stock in respect of transactions that occurred in later periods and followed the guidance in SFAS 123 and EITF 96-18 in respect of these transactions also.

In closing, the Company assumes full responsibility for the adequacy and accuracy of all its filings and understands that any Securities and Exchange Commission staff comments or changes made to our disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to those filings made by the Company. The Company undertakes that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust my responses to your letter is satisfactory and if you have any further questions concerning the foregoing, please do not hesitate to contact me.


Yours truly,
UNITED TRAFFIC SYSTEM INC.

"s"  Jai Lee

Jai Lee
President and CEO